

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Dr. Dorothy Bray
President
Endocan Corporation
2910 North Powers Boulevard, Suite 125
Colorado Springs, Colorado 80922

      Re: **Endocan Corporation**
               Item 4.01 Form 8-K
               Filed June 10, 2014
               File No. 002-41703

Dear Dr. Bray:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage, for

      Larry Spirgel
      Assistant Director